UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from__________to__________

Commission file number 0-9692

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tellabs, Inc. Profit Sharing and Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tellabs, Inc.
One Tellabs Center, 1415 W. Diehl Road, Naperville, IL 60563
 (Address of principal executive office and zip code)

(630)378-8800
(Registrant's telephone number, including area code)

Financial Statements

Tellabs, Inc. Profit Sharing and Savings Plan

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Employee Identification No. 36–3831568
Plan #001

Tellabs, Inc. Profit Sharing and Savings Plan

Financial Statements

Years ended December 31, 2001 and 2000

Report of Independent Auditors

Board of Trustees
Tellabs, Inc. Advantage Program

We have audited the accompanying statements of assets available for benefits of the Tellabs, Inc. Profit Sharing and Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s Ernst & Young LLP
Ernst & Young LLP
May 9, 2002
Chicago, Illinois

EIN 36–3831568
Plan #001

Tellabs, Inc. Profit Sharing and Savings Plan

Statements of Assets Available for Benefits

	December 31
	2001	2000

Interest in Tellabs, Inc. Advantage Program	$239,287,814	$364,688,622
Participant contribution receivable	–	633,850
Employer contributions receivable	1,388,337	797,740

Assets available for benefits	$240,676,151	$366,120,212

See accompanying notes.

EIN 36–3831568
Plan #001

Tellabs, Inc. Profit Sharing and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year ended	December 31
	2001	2000

Additions
Contributions:
Employer	$ 10,967,720	$ 8,775,393
Participants	27,833,160	25,931,335

	38,800,880	34,706,728
Transfer from other plan	622,251	–

Total additions	39,423,131	34,706,728

Deductions
Net investment loss from the Tellabs, Inc. Advantage Program	(142,194,735)	(25,074,423)
Distributions to participants	(22,672,457)	(14,919,408)

Total deductions	(164,867,192)	(39,993,831)

Net decrease	(125,444,061)	(5,287,103)
Assets available for benefits:
Beginning of year	366,120,212	371,407,315

End of year	$240,676,151	$366,120,212

See accompanying notes.

Tellabs, Inc. Profit Sharing and Savings Plan

Notes to Financial Statements

Years ended December 31, 2001 and 2000

1. Description of Plan

The following description of the Tellabs, Inc. Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Tellabs Inc. Advantage Program Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined–contribution plan covering all full–time employees of Tellabs, Inc. (the Company or Employer) and adopting subsidiaries who are age 18 or older. Additionally, in order to receive Company matching and profit sharing contributions, employees must be employed by the Company for at least nine months and have completed 1,000 hours of service in a 12–month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan Administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

The Plan participates in the Tellabs, Inc. Advantage Program (the Master Trust) along with the Tellabs, Inc. Retirement Plan.

On February 8, 2001, assets from the Salix Technologies, Inc. 401(k) Plan were transferred to the Plan.

Contributions

Each year, participants may elect to contribute, on a before–tax basis, between 1% and 15% of their eligible annual compensation. For 2001 and 2000, the Company contributed to the Plan an amount equal to each eligible participant’s before–tax contribution, limited to 3% of the participant’s eligible compensation for the year (the Match Contribution). In addition, the Company contributes, quarterly, 0.5% of each eligible participant’s eligible compensation (the Profit Sharing Contribution). Participants must be employed on the last day of the quarter to be eligible for the profit sharing contribution. The full amount of the Company’s profit sharing contribution, $1,754,871 and $1,706,462 in 2001 and 2000, respectively, is automatically invested in the Tellabs, Inc. Stock Fund. Participants may not transfer their profit sharing contribution balances from the Tellabs, Inc. Stock Fund until attaining age 55. The Company’s Board of Directors may authorize additional discretionary contributions to the Plan; no such amounts were authorized in 2001 or 2000.

The Company makes a Vacation Rollover contribution equal to the value of participant’s forfeited vacation time (up to one week), based on 75% of total pay, as defined. This amount is subject to the same investment and vesting rules as the profit sharing contribution. The contribution is made in the calendar year following the year in which the forfeiture would have occurred. The Company contributed approximately $597,000 and $485,000 related to Vacation Rollovers for the Plan years 2001 and 2000, respectively.

Participants’ Accounts

The Plan administrator maintains an account in the name of each participant, which reflects the participant’s share of the Employer contributions, participant contributions, and the participant’s share of earnings or losses of the respective investment funds. Forfeited balances of terminated participants’ nonvested Profit Sharing Contributions, plus actual earnings thereon are used to reduce future Company contributions. The balance of forfeited nonvested Profit Sharing Contributions plus actual earnings thereon was not material as of December 31, 2001 and 2000.

Vesting

Participants are immediately vested in their contributions and the Company’s Match Contribution, plus actual earnings thereon. Vesting in the Company’s Profit Sharing Contribution and Vacation Rollover portions of their accounts, plus actual earnings thereon, is based on years of service. A participant is 100% vested upon completion of five years of service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000. Interest rates are commensurate with local prevailing rates, as determined by the Administrative Committee. Loan terms range from 1–5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant’s loan account.

Payment of Benefits

Upon termination of service, retirement, disability, or death, a participant or beneficiary may elect to receive a lump–sum amount equal to the vested value of the participant’s account or monthly, quarterly, semiannual, or annual installments over a period not to exceed the life expectancy of the participant or the joint life expectancies of the participant and an individual beneficiary. If the participant’s vested account balance does not exceed $5,000, the participant’s vested account balance will be distributed in a lump–sum payment. Distributions from a Coherent Plan account must be made in the form of a Qualified Joint and Survivor Annuity unless the participant has elected to not receive a Qualified Joint and Survivor Annuity.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts and the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States.

Investment Valuation

The Plan’s beneficial interest in the Master Trust represents the Plan’s share of the Master Trust’s investments stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Master Trust at year–end. Investments in common stock are valued at the closing exchange prices reported by the New York Stock Exchange. The market value for short–term investments is cost, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value. The Plan’s percentage interest in the net assets of the Master Trust as of December 31, 2001 and 2000, was approximately 80% and 87%, respectively. Investment income is allocated to participating plans on a basis which reflects their weighted participation in the investment funds of the Master Trust.

Administrative Costs

All administrative costs are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investment in Master Trust

Participants have the option of investing all or a portion of their accounts (other than the Profit Sharing Contribution which is automatically allocated to the Tellabs, Inc. Stock Fund) in any of the investment fund options offered by the Plan. On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds.

The following table presents assets held by the Master Trust:

	December 31
	2001	2000

Investments at fair value as determined by quoted market price
Registered investment companies:
American Funds Group–Bond Fund of America	$ 12,276,546	$ 7,998,316
American Funds Group–American Balanced Fund	34,525,445	23,910,578
Barclays Equity Index Fund	15,518,231	15,490,871
Fidelity Contra Fund	30,035,394	30,676,153
American Funds Group–EuroPacific Growth Fund	25,247,568	28,275,128
20th Century Ultra Investors Fund	31,679,685	35,760,476
SSGA Small Cap Fund	5,743,654	4,602,328
Washington Mutual Investors Fund	28,909,423	26,479,506
Equities:
Tellabs, Inc. common stock	54,317,794	189,143,750

	238,253,740	362,337,106
Investments at estimated fair value
Money market funds:
SSGA Money Market Fund	28,616,680	20,784,660
LaSalle Income Plus Fund	19,081,367	17,000,159
Northern Trust Short–Term Investment Fund	659,585	1,777,082
Participant loans	9,327,016	10,868,749

	57,684,648	50,430,650
401(h) account – Short Term Investment Fund	3,893,240	1,587,508

Total investments	299,831,628	414,355,264
Accrued income	154,198	3,645,392

Assets	$299,985,826	$418,000,656

The investment income (loss) of the master trust for the years ended December 31 is summarized as follows:

	2001	2000

Interest and dividend income	$ 801,109	$ 11,244,897
Interest income – 401(h) account	87,731	30,040
Net realized and unrealized depreciation in fair value of investments:
Registered investment companies	(9,791,405)	(20,302,458)
Tellabs, Inc. common stock	(135,975,199)	(19,699,270)

Total net depreciation	(145,766,604)	(40,001,728)

	$(144,877,764)	$(28,726,791)

4. Nonparticipant–Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant–directed investments is as follows:

	December 31
	2001	2000

Investments, at fair value:
Tellabs, Inc. common stock	$5,084,325	$16,119,009

Changes in net assets:
Interest and dividend income	$ 5,343	$ 12,521
Net realized and unrealized depreciation in fair value of investments	(12,127,450)	(2,147,953)
Employer contributions	1,754,871	1,706,462
Distributions	(591,944)	(616,474)
Interfund transfers	(75,504)	(45,549)

	$ (11,034,684)	$ (1,090,993)

5. Reconciliation to Form 5500

The following is a reconciliation of assets available for benefits per the financial statement to the Form 5500:

	2001	2000

Assets available for benefits per the financial statements	$ 240,676,151	$ 366,120,212
Amounts allocated to withdrawn participants	(761)	(1,461)

Assets available for benefits per the Form 5500	$ 240,675,390	$ 366,118,751

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 13, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code) and, therefore, the related Master Trust is exempt from taxation. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

7. Subsequent Event

Effective January 1, 2002, participants may contribute up to 20% of eligible annual compensation to the Plan.

Effective February 1, 2002, upon termination of service, retirement, disability or death, participants may receive only a lump sum amount equal to the vested value of their accounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Tellabs, Inc. Profit Sharing and Savings Plan

/s Joan E. Ryan
Joan E. Ryan
Executive Vice President and Chief Financial Officer

June 28, 2002
(Date)